UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF MANAGERS
OF
New Haven Community Solar, LLC
a Connecticut Limited Liability Company

WHEREAS, New Haven Community Solar, LLC (the "**Company**") desires to offer, sell and issue up to 19,739 of its **Non Voting Member Units** representing membership interests in a crowdfunding offering that is exempt from registration under to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**").

NOW THEREFORE LET IT BE:

OFFERING

RESOLVED, that the Board of Managers (the "**Board**") deems it advisable and in the best interests of the Company that there be made an offering by the Company (the "**Offering**") of up to 19,739 of its **Non Voting Member Units representing membership interests** (the "**Securities**"), as more fully described in the following resolutions;

RESOLVED, that the Company authorizes the issuance, sale and delivery of up to 19,739 of the Securities, pursuant to a subscription and joinder agreement by and among the Company and attached as Exhibit A hereto (the "**Subscription Agreement**"); and that the Subscription Agreement be, and hereby is, approved; and that the Chief Executive Officer, Chief Operating Officer, Chief Marketing Officer, or Managers (each, an "**Authorized Person**" and collectively, the "**Authorized Persons**") be, and each of them individually hereby is, authorized and empowered in the name and on behalf of the Company, to execute and deliver the Subscription Agreement, in substantially such form, with such changes therein as the officer executing the same shall deem necessary or desirable, such execution to be conclusive evidence of the necessity or desirability of such changes, and to take all such further actions as any of such officers may deem necessary or desirable in order to carry out the obligations of the Company under the Subscription Agreement and to consummate the transactions contemplated thereby;

RESOLVED, that the Securities to be issued under the Subscription Agreement when issued after receipt of the consideration provided therein, will be validly issued, fully paid and non-assessable;

FORM C OFFERING STATEMENT

RESOLVED, that in connection with the proposed issuance and sale by the Company of the Securities in the Offering, the officers of the Company are hereby authorized and empowered, in the name and on behalf of the Company, to prepare and file with the Securities and Exchange Commission (the "**Commission**") under the Securities Act, and the rules and regulations thereunder, an offering statement on Form C (the **"Offering Statement"**), including a description of the business, financial statements, exhibits and other documents, including any related amendments and progress reports relating thereto, substantially in the form presented to the Board and attached hereto as Exhibit B, so as to cover initially $66,717.82 worth of Securities under the Securities Act, such Offering Statement together with all exhibits and schedules and changes thereto as may be approved by the officers executing the Offering Statement on behalf of the Company, such execution to be conclusive evidence of the approval thereof, and one or more amendments thereto (including updates, revisions and supplements thereto as, including any progress update required by Section 4A(b)(1)(H) of the Securities act and the related rules) as such officers may deem appropriate or as may be required by the Commission; and that the Securities included in the Offering Statement shall be sold by the Company;

RESOLVED, that the Board hereby ratifies, confirms and approves in all respects all actions of the appropriate officers of the Company heretofore or to be taken, in causing to be prepared and filed with the Commission the Offering Statement, together with such exhibits thereto and other documents as may be required under the Securities Act, and one or more amendments thereto, as such officers may deem appropriate or as may be required by the Commission; and all such other acts or things as such officers may deem necessary or appropriate to cause the Offering Statement, as it may be amended and supplemented, to comply with the Securities Act and the rules and regulations promulgated thereunder;

AUTHORITY OF OFFICERS TO SIGN OFFERING STATEMENT

RESOLVED, that the Chief Executive Officer, Chief Operating Officer, Chief Marketing Officer, or Managers acting singly, be, and each of them hereby is, authorized and empowered to execute, by and in the name of the Company, the Offering Statement and any required amendments and supplements thereto and to file the same with the Commission;

AUTHORITY OF OFFICERS TO RECEIVE COMMUNICATIONS

RESOLVED, that Chief Executive Officer, Chief Operating Officer, Chief Marketing Officer, or Managers acting singly, be, and each of them hereby is, designated and appointed as the person duly authorized to receive all notices, orders, communications and other documents from the Commission with respect to the Offering Statement, or any amendments or supplements thereto, with all the powers consequent to such designation and appointment under the rules and regulations of the Commission;

PRICING TERMS

RESOLVED, that the price to the public of the Securities is $3.38 per Unit; the fee payable to the Funding Portal for the Securities is 6% of the price to the public, or $0.2028 per Unit, resulting in proceeds of $3.1772 per Unit, or total proceeds to the Company, prior to deducting expenses payable by the Company in connection with the Offering, of $0.2028 per Unit;

APPOINTMENT OF FUNDING PORTAL

RESOLVED, that Mainvest, Inc. is hereby appointed as the Company's funding portal, as defined in Section 3(a)(80) of the Securities and Exchange Act of 1934, as amended, in connection with the Offering and that the Funding Portal Agreement between the Company and Mainvest, Inc. (including the exhibits and schedules annexed thereto) (the **"Funding Portal Agreement"**), substantially in the form provided in the Form C, and the transactions contemplated thereby, be, and they hereby are, approved, and that the Authorized Persons be, and each of them acting alone hereby is, authorized and empowered, in the name and on behalf of the Company, to negotiate, execute and deliver, and perform the Company's obligations under, such Funding Portal Agreement, in the name and on behalf of the Company, with all such changes in such Funding Portal Agreement as the Authorized Person executing each such Funding Portal Agreement may in his or her discretion approve, such approval to be conclusively evidenced by such execution and delivery;

PAYMENT OF EXPENSES

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized and empowered and directed, in the name and on behalf of the Company, to pay the expenses incurred by or on behalf of the Company, in connection with the Offering of the Securities;

GENERAL AUTHORIZATIONS

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized and empowered, in the name and on behalf of the Company to take all such further actions, to cause to be prepared and filed all such documents, to make all expenditures and incur all expenses and to execute and deliver all such officers' certificates and such other instruments deemed by any of them to be necessary or appropriate for carrying out the intent and purpose of the foregoing resolutions; and the execution by such Authorized Persons of any such document or instrument or the payment of any such expenditure or expense or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from the Company and the approval and ratification by the Company of the officers' certificates, documents or instrument so executed, the expenditure or expense so paid and the action so taken;

RESOLVED, that in connection with the transactions contemplated in the preceding resolutions, the Secretary or the Assistant Secretary of the Company be, and hereby is, authorized in the name and on behalf of the Company, to certify any more formal or detailed resolutions as such officer may deem necessary or appropriate to effectuate the intent of the foregoing resolutions; and that thereupon, such resolutions shall be deemed adopted as and for the resolutions of the Board as if set forth at length herein;

RESOLVED, that the omission from these resolutions of any agreement or other arrangement contemplated by any of the agreements or instruments described in the foregoing resolutions or any action to be taken in accordance with any requirements of any of the agreements or instruments described in the foregoing resolutions shall in no manner derogate from the authority of the Authorized Persons to take all actions necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions; and

RATIFICATION

RESOLVED, that any actions taken by the Authorized Persons prior to the date of the foregoing resolutions adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed and approved.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of August 22, 2019

MEMBERS:

_____
FRANZ JÜRGEN HOCHSTRASSER

_____
MATTHEW SOLOMON MORONEY

_____
JOSEPH KWASI ANSU

4

NEW HAVEN COMMUNITY SOLAR LLC
Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

New Haven Community Solar, LLC
1429 Park Street, Suit 114 Hartford, CT 06106

Ladies and Gentlemen:

The undersigned understands that New Haven Community Solar, LLC, a Corporation organized under the laws of Connecticut (the "Company"), is offering up to 19,739 of newly issued Non-voting Member Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated August 22, 2019 (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. <u>Subscription.</u> Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. <u>Joinder to Operating Agreement</u>. By subscribing to the Offering and executing this Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Member" to the Operating Agreement attached hereto as Exhibit A (the "*Operating Agreement*") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to undersigned at the address provided with undersigned's subscription.

Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Member thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 4 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12 a.m. PST on October 1, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

5. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned by credit card, debit card, check or money order of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[1] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by Mainvest, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Connecticut, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized via board resolution, and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued,

---

[1] Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. <u>Representations and Warranties of the Undersigned.</u> The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has reviewed a copy of the Form C and the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Mainvest, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Mainvest or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Mainvest, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Mainvest nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Securities.
i. The undersigned acknowledges that the Company is authorized to issue uncertificated Securities, and hereby waives the undersigned's right to receive a physical certificate representing the securities and consents and agrees to the issuance of uncertificated Securities.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. <u>Waiver, Amendment.</u> Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. <u>Assignability.</u> Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. <u>Waiver of Jury Trial.</u> THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. <u>Submission to Jurisdiction.</u> With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Connecticut which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. <u>Governing Law.</u> This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, without regard to conflict of law principles thereof.

16. <u>Section and Other Headings.</u> The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. <u>Counterparts.</u> This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. <u>Notices.</u> All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	New Haven Community Solar, LLC
	1429 Park Street, Suit 114 Hartford, CT 06106
	E-mail: newhavencommunitysolar@gmail.com
	Attention: Franz Hochstrasser

with a copy to:　　　Attention: Franz Hochstrasser
　　　　　　　　　　E-mail:
　　　　　　　　　　newhavencommunitysolar@gmail.edu

If to the Purchaser:　　Name:
　　　　　　　　　　E-mail:
　　　　　　　　　　Attention:

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this date: _____

PURCHASER (if an individual):

By (Signature): _____

Name: _____

Email: _____

PURCHASER (if an entity):

Legal Name of Entity: _____

By (Signature) _____

Name of individual: _____

Title: _____

State/Country of Domicile or Formation:

_____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____ (number of Securities) for $_____ (price of Securities purchased).

New Haven Community Solar, LLC

By (Issuer signature): _____

Name: New Haven Community Solar, LLC

Title: _____